KH 3/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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13030471

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2013 WASH., D.C. 193

SEC FILE NUMBER
8- 53698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chicago Analytic Trading Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 S. Dearborn St, Suite 2100
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manda Sury 312-334-1540
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RH 3/12

OATH OR AFFIRMATION

I, Manda Sury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chicago Analytic Trading Company, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title

Notary Public

02/25/2013



OFFICIAL SEAL
LAURANN S LISTER
Notary Public - State of Illinois
My Commission Expires Oct 17, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chicago Analytic Trading Company LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2012

Chicago Analytic Trading Company LLC
1 S. Dearborn St., Suite 2100
Chicago, IL 60602

Subject: 2012 Annual Report

Please find attached your copy of the 2012 Annual Report of Chicago Analytic Trading Company LLC.

This report has been prepared by an independent certified public accountant and contains a summary of Chicago Analytic Trading Company LLC's financial activity for the year ended December 31, 2012.

To the best of my knowledge and belief, the information contained in this document is accurate and complete.

Sincerely,



Manda Sury
Chief Executive Officer
Chicago Analytic Trading Company LLC

Date signed February 22, 2013

Chicago Analytic Trading Company LLC

CONTENTS



MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

INDEPENDENT AUDITORS' REPORT

To the Members of Chicago Analytic Trading Company LLC

We have audited the accompanying financial statements of Chicago Analytic Trading Company LLC (the "Company"), which comprise the statement of financial condition and condensed schedule of investments as of December 31, 2012, and the related statements of operation, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition and statements of operations, members' equity and cash flows present fairly, in all material respects, the financial position of Chicago Analytic Trading Company LLC as of December 31, 2012, and the results of its operations and its cash flows for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by Rule 17-1-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Michael Coglianese CPA, P.C.
Bloomingdale, IL
February 18, 2013

Chicago Analytic Trading Company LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

Assets		
Cash and cash equivalents	$	115,539
Marketable Securities, at fair value		12,932
Commissions receivable		25,049
Prepaid and other assets		7,634
Property and equipment, net		27,997
Total assets	$	189,151
Liabilities and members' equity		
Liabilities		
Accrued liabilities	$	26,074
Due to member		4,440
Notes payable to related party		22,721
Total liabilities		53,235
Members' equity		135,916
Total liabilities and members' equity	$	189,151

See accompanying notes to financial statements.

Chicago Analytic Trading Company LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2012		
Revenue		
Commission income	$	481,285
Other income		77,906
Unrealized gain (loss) on marketable securities		654
Total revenue		559,845
Expenses		
Payroll expense		319,229
Commissions		30,382
Occupancy and equipment		13,633
Insurance expense		35,156
Execution & quote data expenses		28,041
Professional fees		83,449
Other operating expenses		65,089
Total expenses		574,979
Net Income (loss)	$	(15,134)

See accompanying notes to financial statements.

Chicago Analytic Trading Company LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the year ended December 31, 2012		
Members' equity, beginning of year	$	151,050
Capital contributions		-
Capital withdrawals		-
Net income (loss)		(15,134)
Members' equity, end of year	$	135,916

See accompanying notes to financial statements.

Chicago Analytic Trading Company LLC

SCHEDULE OF INVESTMENTS

December 31, 2012

	Percentage of Members' Equity	Fair Value
Marketable Securities, at fair value		
The Dow Chemical Company	9.5%	$ 12,932

See accompanying notes to financial statements.

Chicago Analytic Trading Company LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2012

Cash flows from operating activities		
Net Income (loss)	$	(15,134)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense		3,329
Unrealized gain on marketable securities		(654)
Changes in assets and liabilities:		
Commisssions receivable		(19,928)
Prepaid and other assets		19,462
Accrued liabilities		(45,336)
Net cash provided (used) by operating activities		(58,261)
Cash flows from investing activities		
Purchases of marketable securities		(12,278)
Net cash provided (used) by investing activities		(12,278)
Cash flows from financing activities		
Borrowings under notes payable to related party		16,000
Payments under notes payable to related party		(28,897)
Net cash provided (used) by financing activities		(12,897)
Net change in cash and cash equivalents		(83,436)
Cash and cash equivalents, beginning of year		198,975
Cash and cash equivalents, end of year	$	115,539
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	1,369
Income tax payments	$	-

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Chicago Analytic Trading Company LLC (the "Company"), was formed as a limited liability company under the laws of the State of Delaware in November 2001. The Company is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly owned by Covalent Capital Group, LLC ("Covalent").

The Company, as a broker-dealer, does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash Equivalents

The Company considers its investment in a short-term money market fund to be a cash equivalent.

Fair Value- Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820, "Fair Value Measurements and Disclosures" establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. ASC 820 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3).

ASC 820 did not have a material impact on the Company's financial statements.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company does not record a provision for income taxes because the partners report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight line method over the estimated useful lives of the related assets.

Revenue recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company clears its securities transactions through another broker-dealer on a fully disclosed basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2012, the Company's adjusted net capital was approximately $87,000 which exceeded the requirement by approximately $82,000.

3. Related party transactions

The Company has notes payable to parties related through common ownership. The balance outstanding under these notes at December 31, 2012 was $22,721. The Company also has a Due to Member of $4,440 at December 31, 2012.

4. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

5. Clearing Broker Requirements

The Company's clearing broker requires the Company to maintain net equity equal to or greater than the amount required by the SEC net capital rules applicable to a correspondent introducing broker as described in Note 2 or $100,000. The Company is also required to maintain a cash deposit with the clearing broker of $100,000.

6. Subsequent events

These financial statements were approved by management and available for issuance on February 18, 2013. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

Chicago Analytic Trading Company LLC

SUPPLEMENTAL INFORMATION

December 31, 2012

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Members' Equity qualified for net capital	$	135,916
Less: Non allowable assets		
Commissions receivable		(6,901)
Prepaid and other assets		(7,634)
Property and equipment, net		(27,997)
Net capital		93,384
Haircut :		
Money market funds		(2,133)
Marketable securities		(2,040)
Adjusted net capital		89,211
Net minimum capital requirement of 6.67% of aggregate indebtedness of $53,235 or $5,000 whichever is greater		5,000
Excess net capital	$	84,211

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Adusted net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2012	$	89,210
Rounding		1
Adjusted net capital per above computation	$	89,211

Chicago Analytic Trading Company LLC

SUPPLEMENTAL INFORMATION

December 31, 2012

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited
Statement of Financial Condition

Securities, at market value	$	12,932		
Receivables from broker			$	12,932
Te reclass securities at broker				
Other revenue	$	10,000		
Other expenses			$	10,000
To reclass other expense against other revenue				



MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Members
Chicago Analytic Trading Company LLC
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the period of January 1, 2012 to December 31, 2012, which were agreed to by Chicago Analytic Trading Company LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Chicago Analytic Trading Company LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Chicago Analytic Trading Company LLC's management is responsible for Chicago Analytic Trading Company LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the period from January 1, 2012 to December 31, 2012 noting no differences except rounding;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by you, noting no differences except rounding

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences; and

5. There was no application of overpayment, thus no difference between the current assessment and original computation.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.
Bloomingdale, IL
February 18, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053698 FINRA DEC
CHICAGO ANALYTIC TRADING CO LLC 9*9
1 S DEARBORN ST STE 2100
CHICAGO IL 60603-2307

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Senthilkumar Padmanaban
(312)334-1550

2. A.	General Assessment (item 2e from page 2)	$ 1,347.00
B.	Less payment made with SIPC-6 filed (exclude interest) July 25, 2012--Check No 1643 (Date Paid)	($ 966.00)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	$ 381.00
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 381.00
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) — Sent via wire on Jan 21,2013 — $ 381.00	
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Chicago Analytic Trading Company, LLC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 21 day of February, 20 13

Chief Executive Officer/CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 559,843.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 19,923.00
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,369.00	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	$ 1,369.00
Total deductions	$ 21,292.00
2d. SIPC Net Operating Revenues	$ 538,551.00
2e. General Assessment @ .0025	$ 1,347.00 (to page 1, line 2.A.)



MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

Members
Chicago Analytic Trading Company LLC

In planning and performing our audit of the financial statements and supplemental schedules of Chicago Analytic Trading Company LLC (the "Company") for the year ended December 31, 2012, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g) (l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(l1) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payments for securities under Section 8 of 1 Reserve T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period ended December 31, 2012, and this report does not affect our report thereon dated February 18, 2013.

The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should run be used by anyone other than these specified parties

Michael Coglianese CPA. P.C.
Bloomingdale, IL
February 18, 2013